FILED PURSUANT TO 424(b)(3)
REGISTRATION NO. 333-119302
PROSPECTUS

25,975,515 Shares

Kitty Hawk, Inc.

Common Stock

        This prospectus relates to offers and sales from time to time by the selling stockholders identified in this prospectus of up to 21,493,786 currently outstanding shares of our common stock, par value $0.000001 per share, and 4,481,729 shares of our common stock issuable upon the exercise of warrants outstanding as of the date of this prospectus. This prospectus does not cover the issuance of any shares of common stock by us to the selling stockholders. Except for underwriting discounts and selling commissions, which may be paid by the selling stockholders, we have agreed to pay all expenses incurred in connection with the registration of the shares of common stock covered by this prospectus.

      The selling stockholders may sell the shares of common stock from time to time at market prices prevailing at the time of sale, prices related to prevailing market prices or privately negotiated prices. The selling stockholders may sell the shares of common stock to or through underwriters, brokers or dealers or directly to purchasers. Underwriters, brokers or dealers may receive discounts, commissions or concessions from the selling stockholders, purchasers in connection with sales of the shares of common stock, or both. Additional information relating to the distribution of the shares of common stock by the selling stockholders can be found in this prospectus under the heading “Plan of Distribution.” If underwriters or dealers are involved in the sale of any securities offered by this prospectus, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in a supplement to this prospectus.

      We will not receive any proceeds from sales of shares of our common stock by the selling stockholders.

       Investing in our common stock involves risks. Please see “Risk Factors” beginning on page 5.

       Our common stock currently trades on the American Stock Exchange under the trading symbol “KHK.” The last reported sales price of our common stock on the American Stock Exchange on December 7, 2004 was $1.50 per share.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 8, 2004.

      You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus is accurate as of any date other than the date on the front of this prospectus.

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this shelf registration process, the selling stockholders referred to in this prospectus may offer and sell from time to time up to 21,493,786 currently outstanding shares of our common stock and 4,481,729 shares of our common stock issuable upon the exercise of warrants outstanding at an exercise price of $0.000001 per share and held by the selling stockholders as of the date of this prospectus (subject to adjustment for antidilution events).

      This prospectus does not cover the issuance of any shares of common stock by us to the selling stockholders, and we will not receive any of the proceeds from any sale of shares by the selling stockholders. Except for underwriting discounts and selling commissions, which may be paid by the selling stockholders, we have agreed to pay all expenses incurred in connection with the registration of the shares of common stock covered by this prospectus.

      Information about the selling stockholders may change over time. Any changed information given to us by the selling stockholders will be set forth in a prospectus supplement if and when necessary. Further, in some cases, the selling stockholders will also be required to provide a prospectus supplement containing specific information about the terms on which they are offering and selling our common stock. If a prospectus supplement is provided and the description of the offering in the prospectus supplement varies from the information in this prospectus, you should rely on the information in the prospectus supplement.

      In this prospectus, the words “Kitty Hawk,” “Company,” “we,” “our,” “ours” and “us” refer to Kitty Hawk, Inc., and its subsidiaries, unless otherwise stated or the context requires.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

      We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and, in accordance with the requirements of the Exchange Act, we file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the Public Reference Section of the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the SEC at that address. Please call 1-800-SEC-0330 for further information on the operations of the public reference facilities. Our SEC filings are also available at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006.

      Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to these reports are available free of charge through a link to the SEC website in the Company Information section of our Internet website, www.khcargo.com.

INCORPORATION BY REFERENCE

      We may “incorporate by reference” in this prospectus the information we file with the SEC, which means:

•	incorporated documents are considered part of this prospectus;

•	we can disclose important information to you by referring you to those documents; and

•	information that we subsequently file with the SEC will automatically update and supersede the information in this prospectus and any information that was previously incorporated by reference in this prospectus. Any statement so updated or superseded shall not be deemed, except as so updated or superseded, to constitute part of this prospectus.

      We incorporate by reference into this prospectus all documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of the effectiveness of the registration statement of which this prospectus is a part. In addition, except to the extent such information has been updated or superseded by the information in this prospectus, we incorporate by reference into this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2003;

•	our Annual Report on Form 10-K/ A for the year ended December 31, 2003, filed on April 29, 2004;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004;

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004;

•	our Amendment No. 1 to Quarterly Report on Form 10-Q/ A for the quarter ended June 30, 2004;

•	our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004;

•	our Current Report on Form 8-K, dated January 21, 2004, regarding the declaration by the Board of Directors of the Company of a dividend distribution of preferred stock purchase rights to our stockholders of record at the close of business on February 2, 2004, in connection with our adoption of a stockholders’ rights plan;

•	our Current Report on Form 8-K, dated May 8, 2004, regarding a new Registration Rights Agreement between Resurgence Asset Management, L.L.C., Everest Capital Limited and Stockton, LLC and others and Kitty Hawk, Inc.;

•	our Current Report on Form 8-K, dated May 24, 2004, regarding the resignation of Tamir (Tom) Hacker from the Board of Directors of the Company;

•	our Current Report on Form 8-K, dated June 25, 2004, regarding the exercise of a demand registration right and additional information regarding fees paid to Grant Thornton LLP;

•	our Current Report on Form 8-K, dated July 13, 2004, regarding the voting results of our 2004 Annual Meeting of Stockholders, which resulted in several amendments to our Second Amended and Restated Certificate of Incorporation; and

•	our Current Report on Form 8-K, dated August 24, 2004, regarding the approval of the listing of our common stock on the American Stock Exchange.

      In addition, we incorporate by reference the description of our common stock, which is contained in our registration statement on Form 8-A, filed with the SEC on August 23, 2004, as updated or amended in any amendment or report filed for such purpose.

      You can obtain any of the filings incorporated by reference in this prospectus through us or from the SEC through the SEC’s website or at the SEC’s address listed above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents that are not specifically incorporated by reference in this prospectus. You can request a copy of the documents incorporated by reference in this prospectus, and any documents and agreements referred to in this prospectus by requesting them in writing or by telephone from us at the following address:

Kitty Hawk, Inc.

1515 West 20th Street
P.O. Box 612787
DFW International Airport, Texas 75261
Attention: Shareholder Services
Telephone: (972) 456-2200

CAUTIONARY LANGUAGE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus contains “forward-looking statements” concerning our business, operations and financial performance and condition. When we use the words “estimates,” “expects,” “forecasts,” “anticipates,” “projects,” “plans,” “intends,” “believes” and variations of such words or similar expressions in this prospectus, we intend to identify forward-looking statements.

      We have based our forward-looking statements on our current assumptions, expectations and projections about future events. We have expressed our assumptions, expectations and projections in good faith, and we believe there is a reasonable basis for them. However, we cannot assure you that our assumptions, expectations or projections will prove to be accurate.

      A number of risks and uncertainties could cause our actual results to differ materially from the forward-looking statements contained in this prospectus. These risks, uncertainties and other important factors include, without limitation, the following, some of which are described more fully under the heading “Risk Factors”:

•	loss of key suppliers, significant customers or key management personnel;

•	increased competition, including the possible impact of any mergers, alliances or combinations of competitors;

•	limited operating flexibility due to the terms of our credit facility;

•	change in our capital resources and liquidity;

•	financial costs and operating limitations imposed by both the current and the potential additional future unionization of our workforce;

•	payment defaults by our customers;

•	writedowns of the value of our parts, airframes or aircraft engines;

•	changes in the cost of airframe or aircraft engine maintenance and in our maintenance reserves;

•	changes in general economic conditions;

•	changes in the cost and availability of jet fuel and our ability to recapture increases in the cost of jet fuel through the use of fuel surcharges;

•	changes in the cost and availability of ground handling and storage services;

•	changes in the cost and availability of aircraft or replacement parts;

•	changes in our business strategy or development plans;

•	changes in government regulation and policies, including regulations affecting maintenance requirements for, and availability of, aircraft;

•	foreign political instability and acts of war or terrorism;

•	adverse litigation judgments or awards;

•	the ability to integrate efficiently the Boeing 737-300 cargo aircraft into our operations;

•	future delays in receiving or placing the Boeing 737-300 cargo aircraft into revenue service; and

•	the ability to negotiate reasonably economical maintenance agreements to maintain the Boeing 737-300 cargo aircraft.

      Other factors may cause our actual results to differ materially from the forward-looking statements. These forward-looking statements speak only as of the date of this prospectus and, except as required by law, we do not undertake any obligation to publicly update or revise our forward-looking statements. We caution you not to place undue reliance on these forward-looking statements.

KITTY HAWK, INC.

General

      Kitty Hawk, Inc. is a holding company, and we currently operate through our two wholly-owned subsidiaries, Kitty Hawk Cargo and Kitty Hawk Aircargo.

      Through Kitty Hawk Cargo, we operate a major independent city-to-city expedited scheduled freight network serving selected cities in the continental U.S. and Canada and San Juan, Puerto Rico, providing next-morning and two-day freight service. In addition, we have business alliances that allow us to provide freight services to Alaska, Hawaii and Mexico. As an independent freight network, we typically do not transport freight from shippers to our cargo facilities or from our cargo facilities to recipients. As a result, we primarily provide freight services to freight forwarders and logistics companies who either transport the freight to and from our cargo facilities in the origin and destination cities we serve or arrange for others to provide these services. In March 2004, we began offering an airport-to-door delivery option to our customers by contracting with local cartage agents in major metropolitan areas of the continental U.S. Additionally, we occasionally arrange for the initial pick up of freight from shippers as well as the final delivery to recipients for an additional fee. For the nine months ended September 30, 2004, we generated approximately 97% of our revenue from our expedited scheduled freight network.

      Kitty Hawk Aircargo, our cargo airline, provides air freight transportation services for Kitty Hawk Cargo’s expedited scheduled freight network. In addition, when its aircraft are not being used in our expedited scheduled freight network, Kitty Hawk Aircargo provides air freight transportation services which include the aircraft, crew, maintenance and insurance, also known as ACMI, and ad-hoc charters for a variety of customers. On September 30, 2004, Kitty Hawk Aircargo had 19 owned and leased aircraft available for operation in revenue service. ACMI and ad-hoc charters generated approximately 3% of our revenues during the nine months ended September 30, 2004. By providing such operations, Kitty Hawk Aircargo improves the utilization of its aircraft and generates additional revenue when its aircraft would otherwise be idle.

Boeing 737-300 Cargo Aircraft Leases

      On May 4, 2004, we entered into operating leases for seven Boeing 737-300 cargo aircraft. Each of the leases has a ten-year term commencing on the delivery date of the aircraft and contains two 30-month extension options at our discretion. The leases generally are not terminable prior to the expiration of the initial ten year term and impose limits on our ability to sublease the aircraft, but generally do not limit our ability to operate them on behalf of third parties in ACMI service. In addition to monthly lease payments for the aircraft, we must pay the lessor monthly maintenance reserves based on our utilization of the aircraft. The leases allow us to substitute larger Boeing 737-400 cargo aircraft for the Boeing 737-300 cargo aircraft during the sixth year of the lease if they are available for lease by the lessor and we can agree on terms. We expect to take delivery of the first Boeing 737-300 cargo aircraft during the first quarter of 2005, with the remaining six aircraft to be delivered to us during the remainder of 2005.

      We have, and will, incur significant, one-time costs to integrate these Boeing 737-300 cargo aircraft into our current fleet and operations, including, but not limited to, costs relating to pilot training, maintenance training, purchases of additional tooling and spare parts and costs to rewrite our operational manuals and maintenance program. Through September 30, 2004, we paid $1.3 million related to the induction costs of the Boeing 737-300 cargo aircraft and lease deposits. We anticipate that the additional induction costs and lease deposits could be in excess of $3.6 million in the aggregate during the remainder of 2004 and 2005.

USE OF PROCEEDS

      We will not receive any proceeds from sales of shares of our common stock by the selling stockholders.

RISK FACTORS

      In addition to the other information in this prospectus, you should carefully consider the following factors before making an investment decision. Investing in the common stock of our company involves a high degree of risk. The occurrence of any one or more of the following could materially adversely affect your investment in the common stock or our business and operating results.

Risks Relating to Our Business

We derive a significant portion of our revenues from a limited number of customers, and the loss of their business or payment defaults by them could have a material adverse effect on our results of operations.

      While we have over 550 active freight forwarder and logistics company customers, during the nine months ended September 30, 2004, our top 25 customers accounted for over 68% of our scheduled freight revenue and our top three customers accounted for approximately 28% of our scheduled freight revenue. During the nine months ended September 30, 2004, our top three customers were Pilot Air Freight, Inc., Eagle Global Logistics, Inc. and AIT Freight Systems, Inc., which accounted for 11.8%, 8.5% and 7.1% of our total scheduled freight revenue, respectively.

      We do not have any material minimum shipping contracts with our customers, including our most significant customers. The loss of one or more of these customers, or a reduction in any of these customer’s use of our services, could have a material adverse effect on our results of operations.

      In addition, as of September 30, 2004, we had a significant concentration of credit risk as approximately 50% of our outstanding accounts receivable were from ten customers and 12.8% of our outstanding accounts receivable was attributable to one customer. A payment default by one of these customers could have a material adverse effect on our results of operations.

Our inability to integrate the Boeing 737-300 cargo aircraft into our fleet and operations in a timely or efficient manner would have a material adverse impact on our results of operations.

      We must receive the approval of the Federal Aviation Administration, or the FAA, to place the Boeing 737-300 cargo aircraft into revenue service. This approval is contingent on our meeting certain regulatory requirements relating to maintenance, operation, training and record keeping. Any delay by the FAA in granting us approval to place these Boeing 737-300 cargo aircraft into revenue service will require us to pay lease and other costs associated with maintaining the aircraft without deriving any revenue from the aircraft until we are granted approval from the FAA. There can be no assurance that we will obtain FAA approval to operate the aircraft in a timely fashion and we do not have the ability to terminate the leases for failure to obtain FAA approval to operate the aircraft. If we experience delays in putting these Boeing 737-300 cargo aircraft into revenue service, we may not have sufficient aircraft to operate our expedited scheduled freight network and may be required to lease or acquire additional aircraft, which may not be available to us on economical terms. Our failure to integrate efficiently or timely these Boeing 737-300 cargo aircraft into our fleet and operations would have a materially adverse effect on our results of operations.

If we are unable to utilize sufficiently the Boeing 737-300 cargo aircraft, our results of operations could be materially adversely affected.

      The Boeing 737-300 cargo aircraft has higher lease and insurance costs than our current fleet of Boeing 727-200 cargo aircraft. In addition, the Boeing 737-300 cargo aircraft has approximately 30% less cargo capacity than our current fleet of Boeing 727-200 cargo aircraft. However, the Boeing 737-300 cargo aircraft generally has lower operating costs than our Boeing 727-200 cargo aircraft as a result of significantly lower jet fuel consumption rates, lower crew costs from operating with a two person crew instead of three, lower landing fees and reduced maintenance costs over the long-term. In addition, the Boeing 737-300 cargo aircraft has improved performance capabilities and range over the Boeing 727-200 cargo aircraft.

      We intend to deploy the Boeing 737-300 cargo aircraft in our operations in situations in which we can take advantage of its improved operating cost and performance characteristics and for which its capacity is better suited. While we have not yet fully developed our combined Boeing 727-200 and Boeing 737-300 cargo aircraft fleet operating and utilization schedule, our objective is to develop a plan that largely offsets the higher lease and insurance costs of the Boeing 737-300 cargo aircraft by its higher average utilization per cargo aircraft in our operations as compared to the Boeing 727-200 cargo aircraft.

      If we are unable to achieve sufficient utilization of our Boeing 737-300 cargo aircraft, we may not be able to offset its higher lease and insurance costs with its lower operating costs. Further, because the operating leases for the Boeing 737-300 cargo aircraft contain restrictions on our ability to sublease the aircraft and prohibit us from terminating the leases prior to the expiration of the initial ten-year term, we may not be able to sublease these aircraft or terminate the leases if we are unable to generate sufficient utilization. Our inability to achieve sufficient utilization of the Boeing 737-300 cargo aircraft in our operations could have a material adverse effect on our results of operations.

The U.S. freight transportation industry is highly competitive and, if we cannot successfully compete, our results of operations and profitability may be materially adversely affected.

      The U.S. freight transportation industry is extremely large and encompasses a broad range of transportation modes and service levels. Much of the freight shipped in the U.S. is transported on an expedited or “time-definite” basis. Expedited freight transit times vary from a few hours or overnight to as long as two, three or four days. Expedited freight includes freight of varying sizes and weights, from as small as envelopes to heavy weight or oversized freight requiring dedicated aircraft or trucks.

      We generally compete in the inter-city, heavy weight expedited freight segment of the U.S. freight transportation industry. This segment of the industry is highly competitive and very fragmented. The ability to compete effectively in this segment depends on price, frequency of service, cargo capacity, ability to track freight, extent of geographic coverage and reliability. We generally compete with regional delivery firms, commercial passenger airlines that provide freight service on their scheduled flights, trucking companies for deliveries of less than 1,000 mile distances and integrated freight transportation companies, such as Bax Global, Menlo Worldwide, FedEx and United Parcel Service. Many of our competitors have substantially larger freight networks, serve significantly more cities and have considerably more freight system capacity, capital and financial resources than we do.

      In addition, our expedited freight services network is experiencing increased competition from integrated carriers and trucking networks that provide lower cost second- and third-day alternatives to our overnight freight services.

      Our ability to attract and retain business also is affected by whether, and to what extent, our customers decide to coordinate their own transportation needs. Certain of our current customers maintain transportation departments that could be expanded to manage freight transportation in-house. If we cannot successfully compete against companies providing services similar to, or that are substitutes for, our own or if our customers begin to provide for themselves the services we currently provide to them, our business, financial condition, operating results and profitability may be materially adversely affected.

Our failure to comply with the financial ratios and other covenants contained in our Credit Facility could result in an event of default that could cause acceleration of our indebtedness.

      The terms of our credit facility with Wells Fargo Business Credit, Inc., or the Credit Facility, require us to achieve and maintain certain specified financial ratios. Our failure to comply with the financial ratios and other covenants and requirements contained in the Credit Facility could cause an event of default. The occurrence of an event of default could prohibit us from accessing additional borrowings and permit Wells Fargo Business Credit to declare the amount outstanding under the Credit Facility to be immediately due and payable. In addition, pursuant to our lockbox arrangement with Wells Fargo Business Credit, upon an event of default, Wells Fargo Business Credit could apply all of the payments on our accounts receivable to repay the amount outstanding under the Credit Facility. In that event, we would not have access to the cash flow generated by our accounts receivable until the amount outstanding under the Credit Facility is first repaid in full. As of November 5, 2004, we had $1.9 million borrowed under the Credit Facility and $0.4 million of letters of credit issued under the Credit Facility. In the case of an event of default, our assets or cash flow may not be sufficient to repay fully our borrowings under our Credit Facility, and we may be unable to refinance or restructure the payments on the Credit Facility on favorable terms or at all. An event of default under our Credit Facility, particularly if followed by an acceleration of any outstanding amount, could have a material adverse effect on our business.

The terms of our Credit Facility could restrict our operations.

      Our Credit Facility contains covenants that restrict our ability to, among other things, make capital expenditures, enter into aircraft operating leases, modify our corporate governance documents, incur certain additional debt, declare or pay dividends, enter into transactions with our affiliates, consolidate, merge with or acquire another business, sell certain of our assets or liquidate, dissolve or wind-up our company. These restrictions may limit our ability to engage in activities which could expand our business, including obtaining future financing, making needed capital expenditures, or taking advantage of business opportunities such as strategic acquisitions and dispositions, all of which could have an adverse effect on our business and results of operations.

Writedowns of the value of our aircraft parts and supplies inventory could have a material adverse impact on our results of operations.

      When we emerged from bankruptcy in September 2002, we had a substantial amount of Boeing 727-200 aircraft parts and supplies inventory. The amount of aircraft parts and supplies inventory necessary to operate our Boeing 727-200 fleet is dependent upon the number of Boeing 727-200 cargo aircraft that we operate. To the extent we reduce the number of Boeing 727-200 cargo aircraft that we operate in the future either through attrition or replacement with other aircraft types including the Boeing 737-300 cargo aircraft, we may need fewer Boeing 727-200 aircraft parts and supplies inventory to maintain our Boeing 727-200 fleet. If we conclude we have excess aircraft parts and supplies inventory than our current or anticipated future needs and if we determine that the fair market value of our Boeing 727-200 aircraft parts and supplies inventory has declined from the values established when we emerged from bankruptcy, we would have to writedown the value of our Boeing 727-200 aircraft parts and supplies inventory. Any such writedown could have a material adverse impact on our financial results.

If we lose access to, or sustain damage to, our Fort Wayne, Indiana facilities, our business would be interrupted, which could adversely affect our business and results of operations.

      Our Fort Wayne, Indiana facilities act as the hub of our expedited scheduled freight network. As a result, virtually all of the freight we transport passes through our Fort Wayne facilities on the way to its final destination. If we are unable to access our Fort Wayne facilities because of security concerns, a natural disaster, a condemnation or otherwise or if these facilities are destroyed or materially damaged, our business would be materially adversely affected.

      Furthermore, any damage to our Fort Wayne facilities could damage some or all of the freight in the facilities. If freight is damaged, we may be liable to our customers for such damage and we may lose sales and customers as a result. Any material damages we must pay to customers, or material loss of sales or customers, would have a material adverse effect on our business and results of operations.

      We have a $10 million business interruption insurance policy to both offset the cost of, and compensate us for, certain events which interrupt our operations. However, the coverage may not be sufficient to compensate us for all potential losses and the conditions to the coverage may preclude us from obtaining reimbursement for some potential losses. While we have attempted to select our level of coverage based upon the most likely potential disasters and events that could interrupt our business, we may not have been able to foresee all the costs and implications of a disaster or other event and, therefore, the coverage may not be sufficient to reimburse us for our losses. Any material losses for which we are unable to obtain reimbursement may have a material adverse effect on our results of operations.

Increases in the cost, or a reduction in the availability, of airframe or aircraft engine maintenance may result in increased costs.

      To keep our owned and leased aircraft in airworthy condition, we must hire third parties to perform scheduled heavy airframe and aircraft engine maintenance on them. An increase in the cost of airframe or aircraft engine maintenance would increase our maintenance expenses. In addition, a reduction in the availability of airframe or aircraft engine maintenance services could result in delays in getting airframes or aircraft engines serviced and result in increased maintenance expenses and lost revenue. Any increase in maintenance expenses or loss of revenue due to delays in obtaining maintenance services could have a material adverse effect on our results of operations.

Increases in the cost, or decreases in the supply, of jet fuel could have a material adverse effect on our results of operations.

      One of our most significant and variable costs is the cost of jet fuel. During the nine months ended September 30, 2004, our jet fuel averaged $1.28 per gallon and we used between 2.3 million and 2.9 million gallons of jet fuel per month, depending on the mix of aircraft employed in our network and the amount, origin and destination of freight shipped and the number of days the network is operated during each month. At current levels of operations in our expedited scheduled freight business, each $0.01 change in the price per gallon of jet fuel results in a change in our annual fuel cost of approximately $325,000. We do not currently have any long-term contracts for jet fuel, nor do we currently have any agreements to hedge against increases in the price of jet fuel.

      We periodically increase our prices or implement fuel surcharges to offset all or some of our increased fuel costs, as our expedited scheduled freight network bears the cost of increases in jet fuel prices. If we are unable due to competitive pressures or other reasons to raise our fuel surcharges or prices, we may be forced to absorb increases in jet fuel costs, which could have a material adverse effect on our results of operations. In addition, as we attempt to recapture the increase in jet fuel costs through increasing our prices to our customers and/or through temporary fuel surcharges, our customers may seek lower cost freight transportation alternatives to our expedited scheduled freight network which could negatively affect our results of operation. The rising cost of jet fuel affects our working capital because we pay for fuel in advance of providing air freight transportation services and typically do not recover these increases through our fuel surcharge until the billing for the air freight transportation service is collected, which is usually between 30 to 45 days after the service is performed.

      Additionally, if we were unable to acquire sufficient quantities of jet fuel to fly our aircraft, we would be required to curtail our operations which could have a material adverse effect on our operations.

Increases in the cost, or decreases in the supply, of ground handling and storage services could significantly disrupt our business.

      We contract with third parties to provide ground handling and storage services at all of the cities we serve, with the exception of Fort Wayne, Indiana which is operated by our employees. We also contract with third parties to provide ground transportation to approximately 28 other cities at which we receive and deliver freight at scheduled times. The impact of an increase in the cost or the decrease in the availability of ground handling and storage services could have a material adverse affect on our business.

The unavailability of aircraft due to unscheduled maintenance, accidents and other events may result in the loss of revenue and customers.

      Our revenues depend on having aircraft available for revenue service. From time to time, we may experience unscheduled maintenance due to equipment failures and accidental damage that makes our aircraft unavailable for revenue service. These problems can be compounded by the fact that spare or replacement parts and components may not be readily available in the marketplace. Failure to obtain necessary parts or components in a timely manner or at favorable prices could ground some of our fleet and result in significantly lower revenues. In the event one or more of our aircraft are out of service for an extended period of time, whether due to unscheduled maintenance, accidents or otherwise, we may be forced to lease replacement aircraft and may be unable to fully operate our business. Further, suitable replacement aircraft may not be available at all or on acceptable terms. Loss of revenue from any business interruption or costs to replace airlift could make it difficult to continue to operate our business.

Financial costs and operating limitations imposed by the unionization of our workforce could create material labor problems for our business.

      The pilots of our cargo airline are represented by the Airline Pilots Association, or ALPA, a national union representing airline pilots. We have entered into a Collective Bargaining Agreement with the Kitty Hawk Pilots Association, which merged with ALPA effective January 1, 2004. The agreement covers all flight crew members of our cargo airline with respect to compensation, benefits, scheduling, grievances, seniority, and furlough and expires December 1, 2013.

      Although our Collective Bargaining Agreement with our flight crew members prohibits strikes, labor disputes with them could still result in a material adverse effect on our operations. Further, if additional segments of our workforce become unionized, we may be subject to work interruptions or stoppages, which could have a material adverse effect on our operations.

A failure of our computer systems could significantly disrupt our business.

      We utilize a number of computer systems to schedule flights and personnel, track aircraft and freight, bill customers, pay expenses and monitor a variety of our activities, ranging from maintenance and safety compliance to financial performance. The failure of the hardware or software that support these computer systems, or the loss of data contained in any of them, could significantly disrupt our operations.

Aircraft accidents and the resulting repercussions could have a material adverse effect on our business and results of operations.

      We are vulnerable to potential losses that may be incurred in the event of an aircraft accident. Any such accident could involve not only repair or replacement of a damaged aircraft and its consequent temporary or permanent loss from revenue service, but also potential claims involving injury to persons or property. We are required by the Department of Transportation, or DOT, to carry liability insurance on each of our aircraft. Although we believe our current insurance coverage is adequate and consistent with current industry practice, including our substantial deductibles, we cannot be assured that our coverage or premiums will not be changed or that we will not suffer substantial losses and lost revenues from accidents. Moreover, any aircraft accident, even if fully insured, could result in FAA directives or investigations or could cause a perception that some of our aircraft are less safe or reliable than other aircraft, which could result in costly compliance requirements, the grounding of some of our fleet and the loss of customers. Any aircraft accident and the repercussion thereof could have a material adverse effect on our results of operations.

Risks Relating to Government Regulation

If we lose our authority to conduct flight operations, we will be unable to run our business.

      We are subject to Title 49 of the United States Code, formerly the Federal Aviation Act of 1958, under which the DOT and the FAA, exercise regulatory authority over air carriers. The DOT and the FAA have the authority to modify, amend, suspend or revoke the authority and licenses issued to us for failure to comply with the provisions of law or applicable regulations. In addition, the DOT and the FAA may impose civil or criminal penalties for violations of applicable rules and regulations. In addition, we are subject to regulation by various other federal, state, local and foreign authorities, including the Department of Homeland Security, through the Transportation Security Administration, the Department of Defense

and the Environmental Protection Agency. In order to maintain authority to conduct flight operations, we must comply with statutes, rules and regulations pertaining to the airline industry, including any new rules and regulations that may be adopted in the future. Without the necessary authority to conduct flight operations, we will be unable to run our business.

Safety, training and maintenance regulations may hinder our ability to conduct operations or may result in fines or increased costs.

      Virtually every aspect of our cargo airline is subject to extensive regulation by the FAA, including the areas of safety, training and maintenance. To ensure compliance with FAA rules and regulations, the FAA routinely inspects air carrier operations and aircraft and can impose civil monetary penalties in the event of non-compliance. Periodically, the FAA focuses on particular aspects of air carrier operations occasioned as a result of a major incident. These types of inspections and regulations often impose additional burdens on air carriers and increase their operating costs. We cannot predict when we will be subject to such inspections or regulations, nor the impact of such inspections or regulations. Other regulations promulgated by state and federal Occupational Safety and Health Administrations, dealing with the health and safety of our employees, impact our operations.

      In addition, all of our aircraft are subject to FAA directives issued at any time, including directives issued under the FAA’s “Aging Aircraft” program, or directives issued on an ad hoc basis. These directives can cause us to conduct extensive examinations and structural inspections of our aircraft, engines and components and to make modifications to them to address or prevent problems of corrosion, structural fatigue or additional maintenance requirements. In addition, the FAA may mandate installation of additional equipment on our aircraft, the cost of which may be substantial. For example, we will have to install collision avoidance systems on our aircraft by December 2004. Apart from these aircraft related regulations, the FAA may adopt regulations involving other aspects of our air carrier operations, such as training, cargo loading, ground facilities and communications. This extensive regulatory framework, coupled with federal, state and local environmental laws, imposes significant compliance burdens and risks that substantially affect our costs.

If we improperly ship hazardous materials or contraband, we could incur substantial fines or damages.

      The FAA exercises regulatory jurisdiction over transporting hazardous materials and contraband. We frequently transport articles that are subject to these regulations. Shippers of hazardous materials share responsibility with the air carrier for compliance with these regulations and are primarily responsible for proper packaging and labeling. Although required to do so, customers may fail to inform us about hazardous or illegal cargo. If we fail to discover any undisclosed weapons, explosives, illegal drugs or other hazardous or illegal cargo or mislabel or otherwise ship hazardous materials, we may suffer possible aircraft damage or liability, as well as fines, penalties or flight bans, which could have a material adverse effect on our results of operations.

Department of Homeland Security and Transportation Security regulations may result in unanticipated costs.

      As a result of the passage of the Aviation and Transportation Security Act, the U.S. Congress created the Transportation Security Administration, or TSA. By law, the TSA is directed to adopt regulations for the screening of cargo transported on cargo aircraft. The TSA has implemented various new regulations involving the security screening of cargo. At this time, the implementation of these new regulations has not materially adversely affected our ability to process cargo or materially increased our operating costs. However, the TSA could adopt additional security and screening requirements that could have an impact on our ability to efficiently process cargo or otherwise materially increase our operating costs.

      The Department of Homeland Security has also taken over many departments and functions that regulate various aspects of our business, such as the U.S. Customs Service, and has formed a Border and

Transportation Directorate. The ability of the Department of Homeland Security to efficiently structure these combined operations and functions may affect us in ways that cannot be predicted at this time.

Stock ownership by non-U.S. citizens could prevent us from operating our business.

      We believe that some of our stockholders are non-U.S. citizens. Under current federal law, our cargo airline could cease to be eligible to operate as a cargo airline if more than 25% of our voting stock were owned or controlled by non-U.S. citizens. Moreover, in order to hold an air carrier certificate, our president and two-thirds of our directors and officers must be U.S. citizens. All of our directors and officers are U.S. citizens. Our Second Amended and Restated Certificate of Incorporation limits the aggregate voting power of non-U.S. persons to 22.5% of the votes voting on or consenting to any matter, and our Amended and Restated Bylaws do not permit non-U.S. citizens to serve as directors or officers.

Risks Related to Our Common Stock

The market price for our common stock may be volatile.

      The market price of our common stock could fluctuate substantially in the future in response to a number of factors, including, among others:

•	our performance and prospects;

•	the performance and prospects of our major customers;

•	the limited depth and liquidity of the market for our common stock;

•	investor perception of us and the industry in which we operate;

•	general financial and other market conditions;

•	the cost and supply of jet fuel; and

•	domestic and international economic conditions.

      In recent years, the public stock markets have experienced extreme price and trading volume volatility. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons that may or may not be related to their operating performance. If the public stock markets continue to experience price and trading volume volatility in the future, the market price of our common stock could be adversely affected.

      In addition, although our common stock is quoted on the American Stock Exchange, our common stock has traded, and may continue to trade, in low volumes. As a result, sales of small amounts of our common stock in the public market could cause the price of our common stock to fluctuate greatly, including in a materially adverse manner.

Other companies may have difficulty acquiring us, even if doing so would benefit our stockholders.

      Provisions in our second amended and restated certificate of incorporation, second amended and restated bylaws, the Delaware General Corporation Law and the terms of our shareholder rights plan and Credit Facility could make it more difficult for other companies to acquire us, even if doing so would benefit our stockholders. Our second restated certificate of incorporation and second amended and restated bylaws contain the following provisions, among others, which may discourage or prevent another company from acquiring us:

•	a limitation on who may call stockholder meetings;

•	a prohibition on stockholder action by written consent; and

•	advance notification procedures for matters to be brought before stockholder meetings.

      In addition, we are subject to provisions of the Delaware General Corporation Law that prohibit us from engaging in a business combination with any “interested stockholder.” These provisions generally mean that a stockholder who owns more than 15% of our voting stock cannot acquire us for a period of three years from the date that the stockholder became an “interested stockholder,” unless various conditions are met, such as approval of the transaction by our board of directors. In addition, the terms of our Credit Facility contain provisions that restrict our ability to merge or consolidate with a potential acquiror. Finally, we have a shareholder rights plan that limits the ability of a person to acquire 15% or more of our outstanding common stock without the prior approval of our board of directors. Any of the foregoing could impede a merger, takeover or other business combination involving us or discourage a potential acquiror from making a tender offer to acquire our common stock, which, under certain circumstances, could adversely affect the market price of our common stock.

We do not anticipate paying cash dividends to our stockholders in the foreseeable future.

      We intend to retain all of our earnings for use in our business and do not anticipate paying cash dividends to our stockholders in the foreseeable future. Further, covenants contained in our Credit Facility restrict our ability to pay cash dividends.

SELLING STOCKHOLDERS

      Pursuant to a registration rights agreement, dated as of May 8, 2004, we agreed to register certain securities owned by the selling stockholders and to indemnify the selling stockholders against certain liabilities related to the selling of the common stock, including liabilities arising under the Securities Act of 1933, as amended, or the Securities Act. Under the registration rights agreement, we also agreed to pay the costs and fees of registering the shares of common stock (including the reimbursement of fees paid by the selling stockholders to counsel); however, the selling stockholders will pay any brokerage commissions, discounts or other expenses relating to the sale of the shares of common stock.

      The following table identifies the selling stockholders, the number and percentage of shares of common stock beneficially owned by the selling stockholders as of September 20, 2004, the number of shares of common stock that the selling stockholders may offer or sell in this offering, and the number and percentage of shares of common stock beneficially owned by the selling stockholders after this offering, assuming they sell all of the shares that may be sold by them in this offering. We have prepared this table based upon information furnished to us by or on behalf of the selling stockholders. As used in this prospectus, “selling stockholders” includes the successors-in-interest, donees, transferees or others who may later hold the selling stockholders’ interests.

	Shares of Common Stock			Shares of Common Stock
	Beneficially Owned			Beneficially Owned
	Prior to the Offering			After the Offering

	Number of			Number of
	Shares		Number of	Shares
	Beneficially	Percent of	Shares Being	Beneficially	Percent of
Selling Stockholder	Owned	Class(1)	Offered	Owned(2)	Class(1)

Everest Capital Master Fund, L.P.(3)	6,105,764	12.3%	6,105,764	—	—
Stockton, LLC(4)	4,935,684	10.7	4,935,684	—	—
M.D. Sass Corporate Resurgence Partners, L.P. and its affiliated funds and accounts(5)	4,417,107	9.3	4,417,107	—	—
Gryphon Master Fund, L.P.(6)	4,013,197	8.7	2,440,429	1,572,768	3.4%
SACC Partners, LP, and its affiliates(7)	3,198,606	6.9	1,875,191	1,323,415	2.9
Potomac Capital Management, LLC	2,000,000	4.3	2,000,000	—	—
Milfam II L.P.(8)	1,036,342	2.2	709,342	327,000	*
Trust A-4, by Lloyd I. Miller, III(9)	1,027,042	2.2	709,342	317,700	*
Milfam I L.P.(10)	709,343	1.5	709,343	—	—
Everest Capital Senior Debt Fund, L.P.(11)	567,585	1.2	567,585	—	—
W.S. Opportunity Fund, L.P., and its affiliates(12)	500,000	1.1	500,000	—	—
Caiman Partners, L.P.	450,000	*	450,000	—	—
B. Riley & Co., Inc.(13)	427,652	*	355,728	71,924	*
Meadowbrook Opportunity Fund, LLC(14)	200,000	*	200,000	—	—

*	Less than one percent

(1)	Based on 46,330,328 shares of our common stock that were issued and outstanding as of September 20, 2004. Percentage ownership has been calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

(2)	Assumes that the selling stockholders sell all of their shares of common stock covered by this prospectus.

(3)	Everest Capital Master Fund, L.P. beneficially owns an aggregate of 6,105,764 shares of our common stock, of which (i) 2,924,687 shares are issued and outstanding and (ii) 3,181,077 shares may be acquired upon the exercise of outstanding warrants. Everest Capital Limited is the general partner of Everest Capital Master Fund, L.P. and, as such, has shared voting and investment power over such shares of common stock with Everest Capital Master Fund, L.P. Everest Capital Limited disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interest therein.

(4)	Stockton, LLC is controlled by Paul E. Singer.

(5)	The number of shares beneficially owned and being offered by M.D. Sass Corporate Resurgence Partners, L.P. and its affiliated funds and accounts pursuant to this prospectus includes (i) 3,412,165 shares that are issued and outstanding and (ii) 1,004,942 shares that may be acquired upon the exercise of outstanding warrants held by it. M.D. Sass Corporate Resurgence Partners, L.P. and its affiliated funds and accounts are controlled by Martin D. Sass.

(6)	The general partner of Gryphon Master Fund, L.P. is Gryphon Partners, L.P., which may be deemed to be the beneficial owner of all of the shares of our common stock owned by Gryphon Master Fund, L.P. The general partner of Gryphon Partners, L.P. is Gryphon Management Partners, L.P., which may be deemed to be the beneficial owner of all of the shares of our common stock owned by Gryphon Master Fund, L.P. The general partner of Gryphon Management Partners, L.P. is Gryphon Advisors, LLC, which may be deemed to be the beneficial owner of all of the shares of our common stock owned by Gryphon Master Fund, L.P. E.B. Lyon, IV controls Gryphon Advisors, LLC and may be deemed to be the beneficial owner of all of the shares of our common stock owned by Gryphon Master Fund, L.P. Each of Gryphon Partners, L.P., Gryphon Management Partners, L.P., Gryphon Advisors, LLC and E.B. Lyon, IV disclaims any beneficial ownership of any of the shares of our common stock owned by Gryphon Master Fund, L.P.

(7)	Bryant R. Riley beneficially owns all of the outstanding shares of Riley Investment Management, LLC, or RIM, an investment adviser registered with the SEC. RIM is the investment advisor to, and general partner of, SACC Partners, LP.

(8)	Lloyd I. Miller, III, is the manager of a limited liability company that is the general partner of Milfam II L.P.

(9)	Lloyd I. Miller, III, is the investment advisor to the trustee of Trust A-4. Lloyd I. Miller, III, disclaims beneficial ownership of the securities held by Trust A-4.

(10)	Lloyd I. Miller, III, is the manager of a limited liability company that is the general partner of Milfam I L.P.

(11)	Everest Capital Senior Debt Fund, L.P. beneficially owns an aggregate of 567,585 shares of our common stock, of which (i) 271,875 shares are issued and outstanding and (ii) 295,710 shares may be acquired upon the exercise of outstanding warrants. Everest Capital Limited is the general partner of Everest Capital Senior Debt Fund, L.P. and, as such, has shared voting and investment power over such shares of common stock with Everest Capital Senior Debt Fund, L.P. Everest Capital Limited disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interest therein.

(12)	Reid S. Walker, G. Stacy Smith and Patrick P. Walker have investment power over the shares of common stock owned by W.S. Opportunity Fund, L.P. and its affiliates.

(13)	Bryant R. Riley beneficially owns all of the outstanding shares of B. Riley & Co., Inc., a member broker-dealer of the NASD, Inc.

(14)	Michael Ragins, Evan Greenberg and Daniel Elekman have investment and voting power over the shares as agents of Meadowbrook Capital Management, LLC, the investment manager of Meadowbrook Opportunity Fund, LLC. Messrs. Ragins, Greenberg and Elekman disclaim any beneficial ownership of the shares beneficially owned by Meadowbrook Opportunity Fund, LLC.

Aircraft and Engine Use Agreement

      On September 30, 2002, we entered into a two year Aircraft and Engine Use Agreement with the Kitty Hawk Collateral Liquidating Trust, or the Trust, to make 12 Boeing 727-200 cargo airframes and 33 aircraft engines available for operation by Kitty Hawk Aircargo. These airframes and aircraft engines had been pledged as collateral to secure our former 9.95% Senior Secured Notes. The holders of our former 9.95% Senior Secured Notes formed the Trust to manage these airframes and aircraft engines. As of August 31, 2004, Resurgence Asset Management, Everest Capital Limited and Stockton, LLC were the beneficial owners of 28.0%, 22.5% and 15.1%, respectively, of the Trust. During 2002 and 2003, we paid the Trust $1.7 million and $3.2 million, respectively, under the Aircraft and Engine Use Agreement, net of reimbursements for maintenance paid to us by the Trust. We amended this agreement effective January 1, 2004.

      The amended agreement primarily extended, with certain minimum usage commitments, the lease terms for 11 Boeing 727-200 cargo airframes from September 30, 2004 to dates ranging from December 31, 2004 to December 31, 2006 and extended the use of 29 aircraft engines from September 30, 2004 until the aircraft engines reach the earlier of the estimated time of their next heavy maintenance event or December 31, 2007. In addition, the amended agreement gave us the option, at our discretion by November 1, 2004, to further extend the leases on two of these airframes from December 31, 2004 up to December 31, 2007 and on two more of these airframes from December 31, 2004 up to June 30, 2008. During the first nine months of 2004, we paid the Trust $3.9 million under the amended agreement, net of reimbursements for maintenance paid to us by the Trust. On November 8, 2004, we entered into a second amendment to this agreement with an effective date of November 1, 2004.

      The second amended agreement primarily reduces the block hour rates, modifies the lease terms for 11 Boeing 727-200 cargo airframes and modifies certain minimum usage requirements. The lease terms were modified to coincide with the approximate date of the expected next heavy maintenance event of each particular airframe and range from December 31, 2004 to December 31, 2006. The second amendment also extends the use of 29 aircraft engines until the aircraft engines reach the earlier of the estimated time of their next heavy maintenance event or December 31, 2008.

      In addition, the second amended agreement cancels the amended agreement’s extension options on four airframes and provides us with new options to further extend, at our discretion, the leases on two of the airframes from March 31, 2006 to June 30, 2009, on one of the airframes from September 30, 2006 to December 31, 2009 and on one of the airframes from December 31, 2004 to December 31, 2009. Concurrently with the execution of the second amended agreement, we exercised our option to extend the lease term on one of these airframes from December 31, 2004 to December 31, 2009. Pursuant to the exercise of each of the four airframe options, the Trust will be required to fund up to a majority of the currently anticipated costs of the next heavy maintenance event on each of the airframes and we will be required to meet minimum usage guarantees during each extended lease term. In the event a specific airframe option is exercised, we will be responsible for any heavy maintenance costs in excess of the amount paid by the Trust.

Board of Directors

      From September 26, 2002 to January 31, 2004, John M. Malloy, a managing director of Everest Capital Limited, served as a member of our Board of Directors.

PLAN OF DISTRIBUTION

Distribution by the Selling Stockholders

      As used in this prospectus, “selling stockholders” include the successors-in-interest, donees, transferees or others who may later hold the selling stockholders’ interests. In all cases, the selling stockholders will act independently of us in making decisions with respect to the timing, manner, size and price of each sale. The selling stockholders may sell any of the securities being offered under this prospectus in any one or more of the following ways from time to time:

•	on the American Stock Exchange, on any other national securities exchange or market or in the over-the-counter market on which our common stock may be listed or quoted at the time of any such sale;

•	through underwriters or dealers;

•	through agents;

•	through a block trade in which the broker or dealer engaged to handle the block trade will attempt to sell the securities as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	as exchange distributions in accordance with the rules of the applicable exchange;

•	directly to purchasers, including institutional investors;

•	through ordinary brokerage transactions where the broker solicits purchasers;

•	to a broker-dealer, as principal, for resale by the broker-dealer for its account;

•	through privately negotiated transactions;

•	through remarketing firms;

•	through short sales;

•	through a combination of any of these methods of sale; or

•	any other method permitted pursuant to applicable law.

      In addition, the selling stockholders may sell their common stock under Rule 144 of the Securities Act rather than under this prospectus, if the transaction meets the requirements of Rule 144, or by any other legally available means. The distribution of the securities described in this prospectus may be effected from time to time in one or more transactions either:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of the sale;

•	at prices relating to the prevailing market prices; or

•	at negotiated prices.

Underwriters or Dealers

      Unless otherwise indicated in the applicable prospectus supplement, if underwriters or dealers are utilized in the sale, the securities will be acquired by the underwriters or dealers for their own account. The underwriters or dealers may sell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to several conditions set forth in an agreement between the selling stockholders and the underwriters. Unless otherwise indicated in the applicable prospectus supplement, the underwriters will be obligated to purchase all of the securities offered if any of the securities are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

      During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, in which selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if such offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, these activities may be discontinued.

      If the selling stockholders use dealers in the sale of securities, they will sell the securities to them as principals. The dealers may then resell those securities to the public at varying prices determined by the dealers at the time of resale. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

Agents

      The selling stockholders may designate agents who agree to use their reasonable efforts to solicit purchasers for the period of their appointment or to sell securities on a continuing basis.

Direct Sales

      The selling stockholders may also sell securities directly to one or more purchasers without using underwriters or agents.

Remarketing Firms

      The securities may be re-sold to the public following their redemption or repayment by one or more remarketing firms. Remarketing firms may act as principals for their own accounts or as agents for us.

Rights Offerings; Conversions

      If we were to issue rights on a pro rata basis to our stockholders, we may be able to use this prospectus to offer and sell the securities underlying the rights. We may also be able to use the prospectus to offer and sell securities to be received upon conversion of any convertible securities we may issue or upon exercise of transferable warrants that may be issued by us or an affiliate.

General Information

      Underwriters, dealers, agents and remarketing firms that participate in the distribution of the securities may be underwriters as defined in the Securities Act, and any discounts or commissions received by them from us and any profit on the resale of the securities by them may be treated as underwriting discounts and commissions under the Securities Act. Any underwriter, dealer, agent or remarketing firm will be identified and the terms of the transaction, including their compensation, will be described in a prospectus supplement. We or the selling stockholders may have agreements with underwriters, dealers, agents or remarketing firms to indemnify them against certain liabilities, including liabilities under the Securities Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make. Underwriters, dealers, agents or remarketing firms, or their affiliates may be customers of, engage in transactions with or perform services for, us or our subsidiaries in the ordinary course of their business.

      The selling stockholders may use agents and underwriters to solicit offers by certain institutions to purchase securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on the date stated in the prospectus supplement. Delayed delivery contracts will be subject to only those conditions set forth in the prospectus supplement. A commission indicated in the prospectus supplement will be paid to underwriters and agents soliciting purchases of securities pursuant to delayed delivery contracts accepted by us.

Hedging and Other Transactions

      In addition to the manners of distribution described above, the selling stockholders may enter into hedging transactions. For example, the selling stockholders may:

•	enter into transactions with a broker-dealer or affiliate thereof in connection with which such broker-dealer or affiliate will engage in short sales of the common stock pursuant to this prospectus, in which case such broker-dealer or affiliate may use shares of common stock received from the selling stockholders to close out its short positions;

•	sell common stock short itself and redeliver such shares to close out its short positions;

•	enter into option or other types of transactions that require the selling stockholders to deliver common stock to a broker-dealer or an affiliate thereof, who will then resell or transfer the common stock under this prospectus; or

•	loan or pledge the common stock to a broker-dealer or an affiliate thereof, who may sell the loaned shares or, in an event of default in the case of a pledge, sell the pledged shares pursuant to this prospectus.

      A distribution of the common stock by the selling stockholders may also be effected through the issuance by the selling stockholders or others of derivative securities, including without limitation, warrants, exchangeable securities, forward delivery contracts, swaps and the writing of options.

Pledges; Certain Transfers and Donations

      From time to time, the selling stockholders may pledge or grant a security interest in some or all of our common stock owned by them. If the selling stockholders default in the performance of their secured obligations, the pledgees or secured parties may offer and sell such common stock from time to time by this prospectus. The selling stockholders also may transfer and donate our common stock owned by it in other circumstances. The number of shares of our common stock beneficially owned by the selling stockholders will decrease as and when the selling stockholders transfer or donate their shares of our common stock or default in performing obligations secured by its shares of our common stock. The plan of distribution for the securities offered and sold under this prospectus will otherwise remain unchanged, except that each of the transferees, donees, pledgees, other secured parties or other successors in interest will be selling stockholders for purposes of this prospectus.

EXPERTS

      The consolidated financial statements incorporated in the registration statement of which this prospectus is a part by reference to our Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by Grant Thornton LLP, independent registered public accounting firm, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

LEGAL MATTERS

      The validity of the issuance of any securities offered under this prospectus will be passed upon for us by our lawyers, Haynes and Boone, LLP. Counsel named in the prospectus supplement will issue opinions about the validity of the securities for any agents, dealers or underwriters.